Exhibit (a)(5)(C)

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
:
LORI KARSON, on behalf of herself and those similarly situated,	: :
:
Plaintiff,	:	Index No.:
:
v.	:	Date Index No. Purchased:
:
PREVAIL THERAPEUTICS INC., FRANCOIS NADER, ASA ABELIOVICH, TIM ADAMS, WILLIAM H. CARSON, CARL L. GORDON, RAN NUSSBAUM, MORGAN SHENG, and PETER THOMPSON,	: : : : : : :	CLASS ACTION COMPLAINT JURY TRIAL DEMAND
:
Defendants.

Plaintiff, Lori Karson (“Plaintiff”), by her attorneys, on behalf of herself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to her, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of herself and all other public stockholders of Prevail Therapeutics, Inc. (“Prevail” or the “Company”), against Prevail and the Company’s Board of Directors (the “Board” or the “Individual Defendants,” and collectively with Prevail, the “Defendants”) for breaches of fiduciary duty as a result of Defendants’ efforts to sell the Company to Eli Lilly and Company (“Parent”), and Tyto Acquisition Corporation (“Purchaser,” and collectively with Parent, “Eli Lilly”) as a result of an unfair process for an unfair price, and to enjoin an upcoming tender offer on a proposed all cash transaction valued at approximately $1.040 billion (the “Proposed Transaction”).

2. The terms of the Proposed Transaction were memorialized in a December 15, 2020, filing with the Securities and Exchange Commission (“SEC”) on Form 8-K, attaching the definitive Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Eli Lilly will commence a tender offer to acquire all outstanding shares of Prevail common stock at a price of $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradable contingent value right (“CVR”) worth up to $4.00 per share in cash, for a total possible consideration of up to $26.50 per share in cash. As a result, Purchaser will merge with and into the Company, with Prevail continuing as the Surviving Corporation.

3. Thereafter, on December 22, 2020, Prevail filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC in support of the Proposed Transaction.

4. The Proposed Transaction is unfair and undervalued for a number of reasons. Significantly, the Recommendation Statement describes an insufficient sales process in which the Board rushed through an inadequate “sales process” in which the only end goal was a sale to Eli Lilly.

5. Such a sales process, or lack thereof, clearly indicates that the only end-goal acceptable to the Defendants was an acquisition of Prevail by Eli Lilly.

6. In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell Prevail without first taking steps to ensure that Plaintiff and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or the Eli Lilly without regard for Prevail’s public stockholders. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Prevail stockholders.

7. Next, it appears as though the Individual Defendants have entered into the Proposed Transaction to procure for themselves and senior management of the Company significant and immediate benefits with no thought to the Company’s public stockholders. For instance, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, Company Board Members and executive officers will be able to exchange all Company equity awards for the merger consideration. Moreover, certain Directors and other insiders will also be the recipients of lucrative change-in-control agreements, triggered upon the termination of their employment as a consequence of the consummation of the Proposed Transaction.

8. In further violation of their fiduciary duties, Defendants caused to be filed the materially deficient Recommendation Statement on December 22, 2020 with the SEC in an effort to solicit stockholders to tender their Prevail shares in favor of the Proposed Transaction. The Recommendation Statement is materially deficient, deprives Prevail stockholders of the information they need to make an intelligent, informed and rational decision of whether to tender their shares in favor of the Proposed Transaction, and is thus in breach of the Defendants fiduciary duties. As detailed below, the Recommendation Statement omits and/or misrepresents material information concerning, among other things: (a) the sales process and in particular certain conflicts of interest for management; (b) the financial projections for Prevail, provided by Prevail to the Company’s financial advisors Centerview Partners LLC (“Centerview”) for use in its financial analyses; (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinion provided by the Company’s financial advisor, Centerview.

9. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the breaches of fiduciary duties by Defendants.

PARTIES

10. Plaintiff is a citizen of California and, at all times relevant hereto, has been an Prevail stockholder.

11. Defendant Prevail, a gene therapy company, focuses on developing and commercializing disease-modifying AAV-based gene therapies for patients with neurodegenerative diseases. Prevail is organized under the laws of Delaware and has its principal place of business at 430 East 29th Street, Suite 1520, New York, New York 10016. Shares of Prevail common stock are traded on the Nasdaq under the symbol “PRVL.”

12. Defendant Francois Nader (“Nader”) has been a Director of the Company at all relevant times. In addition, Nader serves as the Chairperson of the Company Board, Chairperson of the Nominating and Corporate Governance Committee, and a member of the Audit Committee.

13. Defendant Asa Abeliovich (“Abeliovich”) has been a director of the Company at all relevant times.

14. Defendant Tim Adams (“Adams”) has been a director of the Company at all relevant times. In addition, Adams serves as the Chairperson of the Audit Committee and a member of the Compensation Committee.

15. Defendant William H. Carson (“Carson”) has been a director of the Company at all relevant times. In addition, Carson serves as a member of the Audit and Nominating and Corporate Governance Committees.

16. Defendant Carl L. Gordon (“Gordon”) has been a director of the Company at all relevant times.

17. Defendant Ran Nussbaum (“Nussbaum”) has been a director of the Company at all relevant times. In addition, Nussbaum serves as a member of the Audit and Compensation Committees.

18. Defendant Morgan Sheng (“Sheng”) has been a director of the Company at all relevant times. In addition, Sheng serves as the Chairperson of the Compensation Committee and a member of the Nominating and Corporate Governance Committee.

19. Defendant Peter Thompson (“Thompson”) has been a director of the Company at all relevant times. In addition, Thompson serves as a member of the Nominating and Corporate Governance Committee.

20. Defendants identified in 12 – 19 are collectively referred to as the “Individual Defendants.”

21. Non-Defendant Eli Lilly discovers, develops, manufactures, and markets pharmaceutical products worldwide. Shares of Eli Lilly common stock are traded on the New York Stock Exchange under the symbol “LLY.”

JURISDICTION AND VENUE

22. This Court has personal jurisdiction over the Defendants pursuant to CPLR 301 and/or 302. This Court has personal jurisdiction over Defendants because, among other things, the Company’s stock trades on the NYSE which is headquartered in New York County. The exercise of jurisdiction by this New York Court is permissible under traditional notions of fair play and substantial justice.

23. Venue is proper in this Court pursuant to CPLR 503. Among other things, the Company’s common shares trade on the Nasdaq, which is also headquartered in New York County.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this class action pursuant to CPLR Article 9 on behalf of herself and all other owners of Prevail common stock on the date of the announcement of the Proposed Transaction, and their successors and assigns (excluding Defendants, and any person, firm, trust, corporation or other entity related or affiliated with any of the Defendants)

25. This action is properly maintainable as a class action for the following reasons.

a.

The Class is so numerous that joinder of all members is impracticable. As of November 9, 2020, there were 34,246,433 shares of Prevail common stock issued and outstanding, likely owned by hundreds if not thousands of nonaffiliated Prevail public stockholders

b.	There are questions of law and fact that are common to the Class, including:

i.

whether the Individual Defendants breached their fiduciary duties to the Class by entering into the Proposed Transaction, which is unfair to the Company’s public stockholders and was entered into as a result of a flawed, inadequate and unfair process;

ii.	whether the Proposed Transaction is unfair to the Class, in that the price is inadequate and unfair and does not reflect the fair value that could be obtained under the circumstances; and

iii.	whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by the Defendants.

c.

Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other Class members and Plaintiff has the same interests as the other Class members. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

d.

The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to individual Class members, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual Class members that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

26. To the extent Defendants take further steps to effectuate the Proposed Transaction, preliminary and/or final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

THE INDIVIDUAL DEFENDANTS’ FIDUCAIRY DUTIES

27. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances.

To diligently comply with these duties, the directors may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholder’s;

b.	will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	contractually prohibits them from complying with their fiduciary duties; and/or

d.

will provide the directors, executives or other insiders with preferential treatment at the expense of, separate from, the public shareholders, and place their own pecuniary interests above those interests of the company and its shareholders.

28. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Prevail, are obligated to refrain from:

a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

29. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of Prevail, including their duties of loyalty, good faith, candor, and due care. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their Prevail common stock in the Proposed Transaction.

30. As a result of these breaches of fiduciary duty, the Company’s public shareholders will not receive adequate or fair value for their common stock in the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

Company Background

31. Prevail is a gene therapy company leveraging breakthroughs in human genetics with the goal of developing and commercializing disease-modifying AAV-based gene therapies for patients with neurodegenerative diseases. The Company’s lead product candidate is PR001, which is in Phase I/II clinical trial for the treatment of Parkinson’s disease with GBA1 mutation and neuronopathic Gaucher disease. It is also developing PR006 for the treatment of frontotemporal dementia with GRN mutation; and PR004 for the treatment of synucleinopathies.

32. The Company’s most recent financial performance press release before the announcement of the Proposed Transaction indicated promise for the Company’s pipeline products. For example, in a November 13, 2020 press release announcing its 2020 Q3 operational and financial results, the Company highlighted that its cash, cash equivalents and investments were $ 114.3 million, in which the Company continues to anticipate that its cash runway will extend into the first half of 2022.

33. Speaking on the positive news, Prevail CEO Defendant Abeliovich stated, ‘‘‘We’re pleased to be making significant progress across our pipeline as we seek to develop urgently needed disease-modifying gene therapy treatments for patients with neurodegenerative diseases... We are encouraged by the continuation of patient dosing in our Phase 1/2 PROPEL trial of PR001 for Parkinson’s disease with GBA1 mutations, and we are excited to advance our PROVIDE and PROCLAIM clinical trials for Type 2 Gaucher disease and frontotemporal dementia with GRN mutations, respectively, this year.’”

34. On December 11, 2020, the Company announced in a Press Release that it began its PROCLAIM human trials, a substantial step in the approval process, Defendant Abeliovich commented, “‘Dosing the first patient in our PROCLAIM clinical trial marks an important milestone in our efforts to advance a potentially disease-modifying treatment for patients with frontotemporal dementia with GRN mutations Regarding current Prevail products and its pipeline.” The Press Release continued with a quote from Dr. Jonathan Rohrer, principal research fellow at the University College London Queen Square Institute of Neurology, “‘Frontotemporal dementia is a devastating condition, with no disease-modifying therapeutic options available. PROCLAIM is an important clinical study which could further increase our understanding of frontotemporal dementia due to mutations in the progranulin gene, and help demonstrate the potential of gene therapy to correct the underlying genetic cause of this condition, potentially slowing or stopping disease progression.’”

35. Despite this upward trajectory and financial promise, the Individual Defendants have caused Prevail to enter into the Proposed Transaction for insufficient consideration.

The Flawed Sales Process

36. As detailed in the Recommendation Statement, the process deployed by the Individual Defendants was flawed and inadequate, was conducted out of the self-interest of the Individual Defendants, and was designed with only one concern in mind-to effectuate a sale of the Company to Eli Lilly.

37. First, the Registration Statement fails to provide adequate explanation as to why the Board allowed a significant portion of the merger consideration to be composed of a CVR, whose payout is not fully guaranteed.

38. In addition, while it appears that the Board created a Transaction Committee to run the sales process, the Registration Statement does not provide sufficient information regarding the specific powers of the Transaction Committee, including whether its approval was required for any potential strategic alternative to be approved by the full Board.

39. Moreover, the “Transaction Committee” created by the Board to run the process is anything but disinterested-in fact, Defendant Gordon, the chair of the Transaction Committee, will be able to cash out his current Company stock for over three hundred million dollars upon the consummation of the Proposed Transaction. Similarly, Defendants Abeliovich and Nussbaum, also members of the Transaction Committee, will each receive tens of millions of dollars as a result of the consummation of the Proposed Transaction, and Defendant Nader is set to receive over a half a million himself. It therefore is apparent that every single member of the Transaction Committee will receive significant monetary gains from the consummation of the Proposed Transaction, making their ability to gauge the fairness of the deal on behalf of Plaintiff and other public stockholders of Prevail highly suspect.

40. The Registration Statement is unclear as to the nature of the various nondisclosure agreements entered into by the Company on the one hand, and various interested third parties on the other, including Eli Lilly, and whether these various agreements differed from one another, and if so, in what ways.

41. It is not surprising, given this background to the overall sales process, that it was conducted in a completely inappropriate and misleading manner.

The Proposed Transaction

42. On December 15, 2020, Prevail and Eli Lilly issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

INDIANAPOLIS, IN and NEW YORK, NY - Eli Lilly and Company (NYSE: LLY) and Prevail Therapeutics Inc. (NASDAQ: PRVL) today announced a definitive agreement for Lilly to acquire Prevail for $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradable contingent value right (“CVR”) worth up to $4.00 per share in cash (or an aggregate of approximately $160 million), for a total consideration of up to $26.50 per share in cash (or an aggregate of approximately $1,040 billion). The CVR is payable (subject to certain terms and conditions) upon the first regulatory approval of a product from Prevail’s pipeline as set forth in more detail below. Prevail is a biotechnology company developing potentially disease-modifying AAV9-based gene therapies for patients with neurodegenerative diseases.

The acquisition will establish a new modality for drug discovery and development at Lilly, extending Lilly’s research efforts through the creation of a gene therapy program that will be anchored by Prevail’s portfolio of clinical-stage and preclinical neuroscience assets. Prevail’s lead gene therapies in clinical development are PR001 for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD) and PR006 for patients with frontotemporal dementia with GRN mutations (FTD-GRN). Prevail’s preclinical pipeline includes PR004 for patients with specific synucleinopathies, as well as potential gene therapies for Alzheimer’s disease, Parkinson’s disease, amyotrophic lateral sclerosis (ALS), and other neurodegenerative disorders.

“Gene therapy is a promising approach with the potential to deliver transformative treatments for patients with neurodegenerative diseases such as Parkinson’s, Gaucher and dementia,” said Mark Mintun, M.D., vice president of pain and neurodegeneration research at Lilly. “The acquisition of Prevail will bring critical technology and highly skilled teams to complement our existing expertise at Lilly, as we build a new gene therapy program anchored by well-researched assets. We look forward to completing the proposed acquisition and working with Prevail to advance their groundbreaking work through clinical development.”

“Lilly is an established leader in neuroscience drug development and commercialization who shares our commitment to patients with neurodegenerative diseases, and I’m excited for Prevail to join the Lilly family,” said Asa Abeliovich, M.D., Ph.D., founder and chief executive officer of Prevail. “I’m incredibly proud of the Prevail team, who have made great progress advancing our pipeline of gene therapy programs for patients with these devastating disorders. In just over three years, Prevail has advanced two first-in-class gene therapy programs into clinical development for PD-GBA, nGD, and FTD-GRN, established two manufacturing platforms, and developed a broad pipeline with great potential to impact patients in need of disease-modifying treatment options. With its global scale and resources, Lilly will be the ideal organization to maximize the potential of our pipeline and accelerate our ability to bring these therapies to as many patients as possible. We look forward to working together to advance our shared mission.”

Under the terms of the agreement, Lilly will commence a tender offer to acquire all outstanding shares of Prevail Therapeutics Inc. for a purchase price of $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradeable CVR. The CVR entitles Prevail stockholders to up to an additional $4.00 per share in cash (or an aggregate of approximately $160 million) payable (subject to certain terms and conditions) upon the first regulatory approval for commercial sale of a Prevail product in one of the following countries: United States, Japan, United Kingdom, Germany, France, Italy or Spain. To achieve the full value of the CVR, such regulatory approval must occur by December 31, 2024. If such regulatory approval occurs after December 31, 2024, the value of the CVR will be reduced by approximately 8.3 cents per month until December 1, 2028 (at which point the CVR will expire). There can be no assurance any payments will be made with respect to the CVR. The transaction is not subject to any financing condition and is expected to close in the first quarter of 2021, subject to customary closing conditions, including receipt of required regulatory approvals and the tender of a majority of the outstanding shares of Prevail’s common stock. Following the successful closing of the tender offer, Lilly will acquire any shares of Prevail that are not tendered in the tender offer through a second-step merger at the same consideration as paid in the tender offer.

The purchase price payable at closing represents a premium of approximately 117 percent to the 60-day volume-weighted average trading price of Prevail’s common stock ended on December 14, 2020, the last trading day before the announcement of the transaction. Prevail’s Board of Directors unanimously recommends that Prevail’s stockholders tender their shares in the tender offer. Additionally, certain Prevail stockholders, beneficially owning approximately 51 percent of Prevail’s outstanding common stock, have (subject to certain terms and conditions) agreed to tender their shares in the tender offer.

Upon closing, the impact of this transaction will be reflected in Lilly’s 2021 financial results according to Generally Accepted Accounting Principles (GAAP). There will be no change required to Lilly’s 2021 financial guidance being issued today for research and development expense or non-GAAP earnings per share as a result of this transaction.

The Inadequate Merger Consideration

43. Significantly, the Company’s financial prospects and opportunities for future growth establish the inadequacy of the merger consideration.

44. First, the compensation afforded under the Proposed Transaction to Company stockholders significantly undervalues the Company. The proposed valuation does not adequately reflect the intrinsic value of the Company. Moreover, the valuation does not adequately take into consideration how the Company is performing, considering key financial improvements.

45. For example, the deal consideration (without the potential CVR) is below the wall street analyst average twelve-month price target of $23.57 for Prevail shares.

46. A December 15, 2020 Fierce Biotech article following the announcement of the Proposed Transaction commented on the motives for Eli Lilly, ‘“The acquisition of Prevail will bring critical technology and highly skilled teams to complement our existing expertise at Lilly, as we build a new gene therapy program anchored by well-researched assets,’ he added. Lilly is only the latest big pharma to buy its way into gene therapy, with Roche, Novartis, Pfizer and GlaxoSmithKline among those buying into the promise of one-shot therapies for diseases that often resist conventional treatment approaches in the last few years.”

47. In addition to Prevail’s impressive pipeline, the Proposed Transaction represents a significant synergistic benefit to Eli Lilly, which operates in the same industry as Prevail, and will use the new portfolio, operational capabilities, and brand capital to bolster its own position in the market. The December 15, 2020 Business Insider article regarding the Proposed Transaction said, “Prevail’s gene therapy programs offer a new pathway for drug discovery and development to Eli Lilly, the pharma company said. The leading programs target patients with Parkinson’s disease, neuronopathic Gaucher disease, and frontotemporal dementia. Its preclinical pipeline includes therapies for Alzheimer’s disease, amyotrophic lateral sclerosis, and other neurodegenerative diseases.”

48. Clearly, while the deal will be beneficial to Eli Lilly it comes at great expense to Plaintiff and other public stockholders of the Company.

49. Moreover, post-closure, Prevail stockholders will be frozen out of any future benefit from their investment in Prevail’s bright future.

50. It is clear from these statements and the facts set forth herein that this deal is designed to maximize benefits for the Eli Lilly at the expense of Prevail public stockholders, which clearly indicates that Prevail stockholders were not an overriding concern in the formation of the Proposed Transaction.

Preclusive Deal Mechanisms

51. The Merger Agreement contains certain provisions that unduly benefit the Eli Lilly by making an alternative transaction either prohibitively expensive or otherwise impossible. Notably, in the event of termination, the merger agreement requires Prevail to pay up to $30 million to the Eli Lilly and/or its affiliates, if the Merger Agreement is terminated under certain circumstances. Moreover, under one circumstance, Prevail must pay this termination fee even if it consummates any competing Superior Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement. The termination fee will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

52. The Merger Agreement also contains a “Acquisition Proposal” provision that restricts Prevail from considering alternative acquisition proposals by, inter alia, constraining Prevail’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from directly or indirectly soliciting, initiating, proposing or inducing any alternative proposal, but permits the Board to consider an unsolicited bona fide “Acquisition Proposal” if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement.

53. Moreover, the Merger Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Individual Defendants agreed to provide to the Eli Lilly and/or its affiliates information in order to match any other offer, thus providing the Eli Lilly access to the unsolicited bidder’s financial information and giving Eli Lilly the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of the Eli Lilly.

54. These provisions, individually and collectively, materially and improperly impede the Board’s ability to fulfill its fiduciary duties with respect to fully and fairly investigating and pursuing other reasonable and more valuable proposals and alternatives in the best interests of the Company and its public stockholders.

55. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction.

Potential Conflicts of Interest

56. The breakdown of the benefits of the deal indicate that Prevail insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Prevail.

57. Certain insiders stand to receive massive financial benefits as a result of the Proposed Transaction. Notably, Company insiders, including the Individual Defendants, currently own large, illiquid portions of Company stock that will be exchanged for large cash pay days upon the consummation of the Proposed Transaction, including several of the Individual Defendants receiving pay days of tens of millions of dollars, or in the case of Defendant Gordon, over three hundred million dollars.

58. Furthermore, upon the consummation of the Proposed Transaction, each outstanding Company option or equity award, will be canceled and converted into the right to receive certain consideration according to the merger agreement.

59. These payouts will be paid to Prevail insiders, as a consequence of the Proposed Transaction’s consummation, as follows:

Name of Executive Officer or Director	Number of Shares	Cash Value of Shares ($)(4)	Number of Shares Subject to Company Stock Options	Cash Consideration for Company Stock Options ($)(5)	Number of Shares of Company Restricted Stock	Cash Value of Shares of Company Restricted Stock ($)(6)	Number of CVRs
Directors
Timothy Adams	—	—	49,400	490,438.68	—	—	49,400
William H. Carson, M.D.	—	—	34,000	387,260.00	—	—	34,000
Carl Gordon, Ph.D., CFA(1)	13,822,463	311,005,417.50	17,000	93,840.00	—	—	13,839,463
Francois Nader, M.D.(2)	23,747	534,307.50	182,847	3,119,010.96	—	—	206,594
Ran Nussbaum(3)	1,576,881	35,479,822.50	17,000	93,840.00	—	—	1,593,881
Morgan Sheng, M.B.B.S., Ph.D., FRS	—	—	37,000	331,440.00	—	—	37,000
Peter Thompson, M.D.(l)	—	—	17,000	93,840.00	—	—	17,000
Executive Officers
Asa Abeliovich, M.D., Ph.D.	1,957,486	44,043,435	1,883,693	34,855,094.55	391,514	8,809,065.00	4,232,693
Yong Dai, Ph.D.	—	—	370,239	6,261,693.94	—	—	370,239
Franz Hefti, Ph.D.	—	—	388,939	7,039,221.81	—	—	388,939
Brett Kaplan, M.D.	—	—	506,569	8,156,482.09	—	—	506,569
Emily Minkow	13,000	292,500	416,749	7,303,048.21	—	—	429,749
Kira Schwartz, J.D.	—	—	100,000	582,000	—	—	100,000
Jeffrey Sevigny, M.D.	—	—	611,781	10,934,724.94	—	—	611,781

60. Finally, certain employment agreements with certain Prevail executives, entitle such executives to severance packages should their employment be terminated under certain circumstances. These ‘golden parachute’ packages are significant, and will grant each director or officer entitled to them millions of dollars, compensation not shared by Prevail common stockholders as follows:

Name	Cash ($)(1)	Unvested Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Asa Abeliovich, M.D., Ph.D.	1,174,125	19,856,351	36,000	21,066,476
Yong Dai, Ph.D.	517,050	2,418,454	24,000	2,959,504
Jeffrey Sevigny, M.D.	651,389	3,948,008	24,000	4,623,397

61. Thus, while the Proposed Transaction is not in the best interests of Prevail stockholders, it will produce lucrative benefits for the Company’s officers and directors.

The Materially Misleading and/or Incomplete Recommendation Statement

62. On December 22, 2020, the Prevail Board caused to be filed a materially misleading and incomplete Recommendation Statement with the SEC that, in violation their fiduciary duties, failed to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning The Process Leading to the Proposed Transaction

63. Specifically, the Recommendation Statement fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Recommendation Statement fails to disclose:

a.	Why the Board allowed a significant portion of the merger consideration to be composed of a CVR, whose payout is not fully guaranteed;

b.	Sufficient information regarding the specific powers of the Transaction Committee, including whether its approval was required for any potential strategic alternative to be approved by the full Board;

c.	Why all members of the Transaction Committee were not disinterested, and in fact, will receive millions of dollars in cash upon the consummation of the Proposed Transaction; and

d.

The nature of the various nondisclosure agreements entered into by the Company on the one hand, and various interested third parties on the other, including Eli Lilly, and whether these various agreements differed from one another, and if so, in what ways.

Omissions and/or Material Misrepresentations Concerning Prevail’s Financial Projections

64. The Recommendation Statement fails to provide material information concerning financial projections provided by Prevail management and relied upon by Centerview in its analyses. The Recommendation Statement discloses management-prepared financial projections for the Company which are materially misleading. The Recommendation Statement indicates that in connection with the rendering of Centerview’s fairness opinion, Centerview reviewed “internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data”.”

65. Accordingly, the Recommendation Statement should have, but fails to provide, certain information in the projections that Prevail management provided to the Board and Centerview. Courts have uniformly stated that “projections ... are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [    ] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

66. With respect to the Prevail projections the Recommendation Statement fails to provide material information concerning the financial projections prepared by Prevail management. Specifically, the Recommendation Statement fails to disclose material line items for EBIT.

67. Additionally, the Recommendation Statement provides non-GAAP financial metrics, including EBIT and Unlevered Free Cash Flow, but fails to disclose a reconciliation of all non-GAAP to GAAP metrics.

68. This information is necessary to provide Company stockholders a complete and accurate picture of the sales process and its fairness. Without this information, stockholders were not fully informed as to Defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process.

69. Without accurate projection data presented in the Recommendation Statement, Plaintiff and other stockholders of Prevail are unable to properly evaluate the Company’s true worth, the accuracy of Centerview’s financial analyses, or make an informed decision whether to tender their Company stock in favor of the Proposed Transaction. As such, the Board has breached their fiduciary duties by failing to include such information in the Recommendation Statement.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by Centerview

70. In the Recommendation Statement, Centerview describes its respective fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions.

71. With respect to the Selected Public Company Analysis, the Recommendation Statement fails to disclose the multiples and metrics for each selected company.

72. With respect to the Selected Precedent Transactions Analysis, the Recommendation Statement fails to disclose the following:

a.	The multiples and metrics for each selected precedent transaction; and

b.	The date on which each selected precedent transaction closed.

73. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following:

a.	The specific inputs and assumptions used to calculate the discount rate range of 12.5% to 14.5%;

b.	The Company’s weighted average cost of capital;

c.

The implied terminal value of the Company, as well as the basis for the assumption that “unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 20% year over year.”

d.	Tax savings from usage of the Company’s federal net operating losses of $109 million as of December 31, 2020 and future losses, as set forth in the Forecasts; and

e.	Fully-diluted shares of the Company as of December 14, 2020

74. With regards to the Analyst Price Target Analysis the Recommendation Statement fails to provide the following:

a.	The individual price targets analyzed; and

b.	The source of said individual price targets analyzed

75. These disclosures are critical for stockholders to be able to make an informed decision on whether to tender their shares in favor of the Proposed Transaction.

76. Without the omitted information identified above, Prevail’s public stockholders are missing critical information necessary to evaluate whether the proposed consideration truly maximizes stockholder value and serves their interests. Moreover, without the key financial information and related disclosures, Prevail’s public stockholders cannot gauge the reliability of the fairness opinion and the Board’s determination that the Proposed Transaction is in their best interests. As such, the Board has breached their fiduciary duties by failing to include such information in the Preliminary Stockholders.

FIRST COUNT

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

77. Plaintiff repeats all previous allegations as if set forth in full herein.

78. The Individual Defendants have violated their fiduciary duties of care, loyalty and good faith owed to Plaintiff and the Company’s public stockholders.

79. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Prevail.

80. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of Prevail by entering into the Proposed Transaction through a flawed and unfair process and failing to take steps to maximize the value of Prevail to its public stockholders.

81. Indeed, Defendants have accepted an offer to sell Prevail at a price that fails to reflect the true value of the Company, thus depriving stockholders of the reasonable, fair and adequate value of their shares.

82. Moreover the Individual Defendants breached their duty of due care and candor by failing to disclose to Plaintiff and the Class all material information necessary for them to make an informed decision on whether to tender their shares in favor of the Proposed Transaction.

83. The Individual Defendants dominate and control the business and corporate affairs of Prevail, and are in possession of private corporate information concerning Prevail’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Prevail which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

84. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

85. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Prevail’s assets and have been and will be prevented from obtaining a fair price for their common stock.

86. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the Class.

87. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty

Against Defendant Prevail

88. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

89. Defendant Prevail knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred.

90. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

91. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands injunctive relief, in its favor and in favor of the Class, and against the Defendants, as follows:

A.	Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representatives and Plaintiff’s counsel as Class counsel;

B.	Enjoining the Proposed Transaction;

C.	In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D.	Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

E.

Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Prevail and obtain a transaction which is in the best interests of Prevail and its stockholders;

F.	Directing defendants to account to Plaintiff and the Class for damages sustained because of the wrongs complained of herein;

G.	Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorney’s and experts’ fees; and

H.	Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Dated: December 30, 2020	BRODSKY & SMITH, LLC

	By:	/s/ Evan J. Smith
Evan J. Smith
240 Mineola Boulevard
Mineola, NY 11501
Phone: (516) 741-4977
Facsimile (561) 741-0626

Counsel for Plaintiff